UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                  (Amendment No. 4)*


              ARI Network Services, Inc.
                   (Name of Issuer)

             Common Stock $.001 par value
            (Title of Class of Securities)

                      001930-10-6
                    (CUSIP Number)


Check the following box if a fee is being paid with
this statement [   ].  (A fee is not required only if
the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       Quaestus Limited Partnership

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                                (a)  [   ]
       Not Applicable                           (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Wisconsin

                   5  SOLE VOTING POWER

NUMBER OF          223,331 shares of Common Stock
SHARES
BENEFICIALLY       6  SHARED VOTING POWER
OWNED BY
EACH               None
REPORTING
PERSON             7  SOLE DISPOSITIVE POWER
 WITH
                   223,331 shares of Common Stock

                   8  SHARED DISPOSITIVE POWER

                   None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       223,331 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       1.5%

       12  TYPE OF REPORTING PERSON*

       PN

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       RPI Holdings, Inc.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *
                                           (a) [   ]
       Not Applicable                      (b) [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Wisconsin

                   5  SOLE VOTING POWER

                   1,227,257 shares of Common Stock (includes
                   223,331 shares held indirectly through Quaestus Limited Partnership).

NUMBER OF
SHARES
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING
PERSON              7  SOLE DISPOSITIVE POWER
WITH
                    1,227,257 shares of Common Stock (includes
                    223,331 shares held indirectly through Quaestus
                    Limited Partnership).

                   8 SHARED DISPOSITIVE POWER

                   None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       1,227,257 shares of Common Stock
       (includes 223, 331 shares held indirectly through Quaestus Limited Partnership).

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       8.3%

       12  TYPE OF REPORTING PERSON*

       CO

       1 NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       Richard W. Weening

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                              (a)  [   ]
       Not Applicable                         (b)  [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Wisconsin

                   5  SOLE VOTING POWER

                   1,300,632 shares of Common Stock, including the
                   shares owned by RPI Holdings, Inc. and
NUMBER OF          Quaestus Limited Partnership.
SHARES
BENEFICIALLY       6  SHARED VOTING POWER
OWNED BY
EACH               500 shares of Common Stock, indirectly through Spouse.
REPORTING
PERSON             7  SOLE DISPOSITIVE POWER
WITH
                   1,300,632 shares of Common Stock, including the shares owned by RPI Holdings, Inc., and Quaestus
                   Limited Partnership.

                   8  SHARED DISPOSITIVE POWER

                   500 shares of Common Stock, indirectly through Spouse.

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       1,301,132 shares of Common Stock, including the shares owned by RPI Holdings, Inc., Quaestus Limited Partnership, and by Spouse.

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

       8.8%

       12  TYPE OF REPORTING PERSON*

       IN

Item 1(a).     Name of Issuer.

     ARI Network Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

     330 East Kilbourn Avenue
     Milwaukee, WI  53202

Item 2(a).     Name of Person Filling.

     (i)  QUAESTUS Limited Partnership ("QLP")
    (ii)  RPI Holdings, Inc. ("RPI")
   (iii)  Richard W. Weening ("RWW")

Item 2(b).     Address of Principal Business Office.

     (i)  QLP: 330 East Kilbourn Avenue
               Milwaukee, WI  53202
    (ii)  RPI: 330 East Kilbourn Avenue
               Milwaukee, WI  53202
   (iii)  RWW: 330 East Kilbourn Avenue
               Milwaukee, WI  53202

Item 2(c).     Citizenship.

     (i)  QLP: Wisconsin
    (ii)  RPI: Wisconsin
   (iii)  RWW: Wisconsin

Item 2(d).     Title and Class of Securities.

     Common Stock $.001 par value

Item 2(e).     CUSIP Number.

     001930 10 6

Item 3.        Identification.

     Not Applicable

Item 4(a).     Amount Beneficially Owned.

               (i)  QLP: 223,331 shares of Common
               Stock, including a warrant to purchase
               60,625 shares of Common Stock.

               (ii) RPI: 1,227,257 shares of Common
               Stock, including 162,706 shares of
               Common Stock and a warrant to purchase
               60,625 shares of Common Stock held
               indirectly through QUAESTUS Limited
               Partnership.

               (iii) RWW: 1,301,132 shares of
               Common Stock, including warrants to
               purchase 121,250 shares of Common Stock.
               RWW's shares include 223,331 shares and
               a warrant owned by QUAESTUS Limited
               Partnership; 1,003,926 shares of Common
               Stock owned by RPI Holdings, Inc.; 500
               shares of Common Stock owned by Spouse;
               5,000 shares owned by Tenancy in Common
               with a third party; 7,750 shares owned
               individually; and a warrant to purchase
               60,625 shares of Common Stock owned
               directly.

     QLP is a Wisconsin limited partnership. RPI, a Wisconsin corporation, is the managing general partner of QLP. RWW is the president and a shareholder of RPI.

Item 4(b).     Percent of Class.

     (i)  QLP: 1.5%
    (ii)  RPI: 8.3%
   (iii)  RWW: 8.8%

Item 4(c). Number of shares as to which each person has:

     A.   Sole power to vote or to direct the vote:

                    (i)  QLP: 223,331 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock.

                    (ii) RPI: 1,227,257 shares of
                    Common Stock, including 162,706
                    shares of Common Stock and a
                    warrant to purchase 60,625 shares
                    of Common Stock held indirectly
                    through QUAESTUS Limited
                    Partnership.

                    (iii) RWW: 1,301,132 shares of Common
                    Stock, including warrants to purchase
                    121,250 shares of Common Stock. RWW's
                    shares include 223,331 shares and a
                    warrant owned by QUAESTUS Limited
                    Partnership; 1,003,926 shares of
                    Common Stock owned by RPI Holdings,
                    Inc.; 5,000 shares by Tenancy in
                    Common with a third party; 7,750
                    shares owned individually; and a
                    warrant to purchase 60,625 shares
                    of Common Stock owned directly.

                    B.   Shared power to vote or to
                    direct the vote:

                         (i)  RWW: 500 shares of Common
                    Stock indirectly through Spouse.

                    C.   Sole power to dispose or to
                    direct the disposition of:

                         (i)  QLP: 223,331 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock.

                         (ii) RPI: 1,227,257 shares of
                    Common Stock, including 162,706
                    shares of Common Stock and a
                    warrant to purchase 60,625 shares
                    of Common Stock held indirectly
                    through QUAESTUS Limited
                    Partnership.

                       (iii) RWW: 1,301,132
                    shares of Common Stock, including
                    warrants to purchase 121,250 shares
                    of Common Stock.  RWW's shares
                    include 223,331 shares and a
                    warrant owned by QUAESTUS Limited
                    Partnership; 1,003,926 shares of
                    Common Stock owned by RPI Holdings,
                    Inc.; 5,000 shares by Tenancy in
                    Common with a third party; 7,750
                    shares held individually; and a
                    warrant to purchase 60,625 shares
                    of Common Stock owned directly.

                    D.   Shared power to dispose or to
                    direct the disposition of:

                         (i)  RWW: 500 shares of Common
                    Stock indirectly through Spouse.

Item 5.        Ownership of Five Percent or
          Less of a Class.

                    As of May 15, 1997, Quaestus
                    Limited Partnership ceased
                    ownership of five percent or more
                    of the Common Stock.

Item 6.        Ownership of More than Five
          Percent on Behalf of Another.

                    None.

Item 7.        Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company.

          None.

Item 8.        Identification and Classification of
          Members of the Group.

          None.

Item 9.        Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 6/9/97                        QUAESTUS LIMITED PARTNERSHIP

                                     By:  /s/ Ricahrd W. Weening
                                     ----------------------------
                                     Richard W. Weening
                                     President, RPI Holdings, Inc.
                                     the Managing General Partner


Dated: 6/9/97                        RPI HOLDINGS, INC.

                                     By:  /s/ Ricahed W. Weening
                                     -----------------------------
                                     Richard W. Weening, President


Dated:  6/9/97                       By: /s/ Richard W. Weening
                                     ------------------------------
                                     Richard W. Weening

                       EXHIBIT A

                   RULE 13d-1 (f)(1)


   The undersigned, on this 9th day of June, 1997 agree and consent to the joint filing on behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of ARI Network Services, Inc.


                                   QUAESTUS LIMITED PARTNERSHIP

                                   By:  /s/ Richard W. Weening
                                   ---------------------------------
                                   Richard W. Weening
                                   President, RPI Holdings, Inc., the
                                   Managing General Partner



                                   RPI HOLDINGS, INC.

                                   By:  /s/ Richard W. Weening
                                   ----------------------------------
                                   Richard W. Weening, President


                                   By:  /s/ Richard W. Weening
                                   -----------------------------------
                                   Richard W. Weening